

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Philip R. Mays
Executive Vice President, Chief Financial Officer and Treasurer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, New York 11050-3765

   Re: Cedar Realty Trust, Inc.
     Form 10-K for the fiscal year ended December 31, 2018
     Filed February 14, 2019
     Form 8-K
     Filed February 7, 2019
     File No. 001-31817

Dear Mr. Mays:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate and
         Commodities